

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2024

KC McClure
Chief Financial Officer
Accenture plc
1 Grand Canal Square
Grand Canal Harbour
Dublin 2, Ireland

> **Re: Accenture plc**
> **Form 10-K for Fiscal Year Ended August 31, 2023**
> **File No. 001-34448**

Dear KC McClure:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended August 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for Fiscal 2023 Compared to Fiscal 2022, page 36

1. We note that you present effective tax rate and diluted earnings per share excluding business optimization costs and investment gain in your results of operations discussion. It does not appear that you have clearly labeled each as a non-GAAP measure. Where applicable, please revise your presentation to fully comply with Item 10(e)(1)(i) of Regulation S-K. Also refer to Question 102.10(b) of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures with regards to your reconciliation of diluted earnings per share.

Earnings per Share, page 42

2. Please present the income tax effects of the non-GAAP adjustments as a separate line item in your reconciliation of adjusted earnings per share and provide a footnote to explain how the income tax effects were calculated. Refer to Question 102.11 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Keira Nakada at 202-551-3659 or Nasreen Mohammed at 202-551-3773, if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services